MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 27, 2017

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:       MONEY MARKET OBLIGATION TRUST (the “Registrant”)

Federated Government Obligations Fund

Federated Prime Cash Obligations Fund

Federated Tax-Free Obligations Fund (collectively, the “Funds”)

Advisor Shares

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Mr. Minore:

The Registrant is filing this correspondence in response to your comments provided on June 16, 2017 with respect to Post-Effective Amendment No. 199 under the Securities Act of 1933 and Amendment No. 201 under the Investment Company Act of 1940 to the Registration Statement submitted on May 1, 2017 for the above-referenced Funds.

COMMENT 1. In the section “Risk/Return Summary: Fees and Expenses,” we note Footnote 2 to the Fee Table with respect to each of the Funds:

“The Fund may incur or charge certain service fees (shareholder services/account administration fees) on its AVR class of up to a maximum of 0.25%. No such fees are currently incurred or charged by the AVR class of the Fund. The AVR class of the Fund will not incur or charge such fees until such time as approved by the Fund’s Board of Trustees (the “Trustees”).”

Please respond supplementally to confirm that this fee will not be incurred or charged by the Funds’ Advisor Shares in at least the next twelve months.

RESPONSE: With respect to the Advisor Shares of the Funds, the Registrant confirms that the shareholder services/account administration fee is “dormant,” and, while approved by the Funds’ Board of Trustees, will not be incurred or charged unless approved to be activated by the Funds’ Board of Trustees to be followed with appropriate notification to shareholders, including a supplement to the Fee Table. The Registrant respectfully notes that there is no requirement in Form N-1A to make an express commitment that the dormant shareholder services/account administration fee will be in place for at least a year, unlike the commitment to reimburse or waive expenses covered in Footnote 3. The presentation of the dormant shareholder services/account administration fee in the table along with the footnote is, based on the Registrant’s analysis, in line with industry practice and consistent with Form N-1A requirements.

COMMENT 2. With respect to the section “Risk/Return Summary: Fees and Expenses,” please respond supplementally to confirm that the investment adviser of the Funds does not have the ability to recoup amounts waived or reimbursed.

RESPONSE: The Registrant confirms that none of the Funds have a recoupment program in which the investment adviser of the Funds has the ability to recoup amounts waived or reimbursed within three years of the expense waiver and/or reimbursement.

COMMENT 3. In the Prospectus and SAI of Federated Tax-Free Obligations Fund, we note the Fund’s fundamental investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940. In addition, we note an additional related investment policy:

Prospectus Disclosure

“The Fund has an investment policy that it will invest its assets so that at least 80% of the income that it distributes will be exempt from federal regular income tax. (Federal regular income tax does not include the federal alternative minimum tax or the federal alternative minimum tax for corporations.) Because the Fund refers to tax-free investments in its name, the Fund also will invest its assets so that at least 80% of the income it distributes will be exempt from federal income tax. This policy may not be changed without shareholder approval.

In addition to its fundamental investment policies, the Adviser also will invest the Fund’s assets entirely in securities whose interest is not subject to (or not a specific preference item for purposes of) the AMT, such that distributions of annual interest income also are exempt from the AMT.”

SAI Disclosure

“The investment objective of the Fund is to provide dividend income exempt from federal regular income tax consistent with stability of principal. At least 80% of the Fund’s annual interest income will be exempt from federal regular income tax. (Federal regular income tax does not include the federal alternative minimum tax or the federal alternative minimum tax for corporations.) The Fund also will invest its assets so that at least 80% of the income that it distributes will be exempt from federal income tax.

The investment objective and investment policy may not be changed by the Fund’s Board without shareholder approval.”

We believe this disclosure is confusing and internally inconsistent. Please confirm the provision of Rule 35d-1 on which the Fund is relying and explain why the Fund’s disclosure cannot be streamlined to track the Rule 35d-1 language.

RESPONSE: The Registrant is relying on Rule 35d-1(a)(4) pertaining to tax-exempt funds, which states that a name suggesting that a fund’s distributions are exempt from federal income tax or from both federal and state income tax would be a materially deceptive and misleading name, unless the fund has adopted a fundamental policy to either (i) invest, under normal circumstances, at least 80% of the value of its assets in investments the income from which is exempt, as applicable, from federal income tax or from both federal and state income tax; or (ii) to invest, under normal circumstances, its assets so that at least 80% of the income that it distributes will be exempt, as applicable, from federal income tax or from both federal and state income tax.

Accordingly, in 2001, in order to comply with Rule 35d-1, the Fund’s Board of Trustees approved the addition of a fundamental investment policy on behalf of TFOF and restated its fundamental investment objective and investment policies as follows:

Investment Objective

TFOF’s investment objective is to provide dividend income exempt from federal regular income tax consistent with stability of principal.

Investment Policies

At least 80% of TFOF’s annual interest income will be exempt from federal regular income tax. (Federal regular income tax does not include the federal alternative minimum tax or the federal alternative minimum tax for corporations.)

TFOF will invest its assets so that at least 80% of the income that it distributes will be exempt from federal income tax.

As the above policies are fundamental, the Registrant cannot make any changes to the disclosure that would be inconsistent with such policies. However, based on the Staff’s comment, the Registrant will revise the Fund’s prospectus disclosure at the Fund’s next regularly scheduled annual update in September 2017 to be internally consistent with the current SAI disclosure. The revised prospectus disclosure will be as follows (with changes marked):

Prospectus Disclosure

“The Fund has an investment policy that ~~it will invest its assets so that at least 80% of the income that it distributes will be exempt from federal regular income tax~~ at least 80% of the Fund’s annual interest income will be exempt from federal regular income tax. (Federal regular income tax does not include the federal alternative minimum tax or the federal alternative minimum tax for corporations.) ~~Because the Fund refers to tax-free investments in its name, the~~ The Fund also will invest its assets so that at least 80% of the income it distributes will be exempt from federal income tax. ~~This policy~~ These policies may not be changed without shareholder approval.

In addition to its fundamental investment policies, the Adviser also will invest the Fund’s assets entirely in securities whose interest is not subject to (or not a specific preference item for purposes of) the AMT, such that distributions of annual interest income also are exempt from the AMT.”

COMMENT 4. On the Signature Page, please confirm that Lori Hensler has signed the registration statement in the capacities of Principal Financial Officer, Principal Accounting Officer and Comptroller pursuant to the requirements of Section 6(a) of the Securities Act of 1933.

RESPONSE: The Registrant acknowledges that pursuant to Section 6(a) of the Securities Act of 1933, an issuer’s comptroller or principal accounting officer, in addition to the principal financial officer, is required to sign the registration statement.

The Registrant confirms that Ms. Hensler is the Registrant’s Treasurer and according to the Registrant’s By-laws, the Treasurer “shall be the principal financial officer of the Trust and shall keep and maintain or cause to be kept and maintained adequate and correct books and records of accounts of the properties and business transactions of the Trust, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares.”

From a functional perspective, Ms. Hensler fulfills the role and substantially performs the duties of both the Principal Financial Officer and Principal Accounting Officer and no one else holds the title of Principal Accounting Officer. In light of the Staff’s comment, the Registrant undertakes to ask its Board of Trustees to formally approve each specific title for Ms. Hensler at its next opportunity. From that point forward, Ms. Hensler’s signature will expressly list her title as “Treasurer and Principal Financial Officer/Principal Accounting Officer.”

If you have any questions on the enclosed material, please contact me at (724) 720-8830.

Very truly yours,

/s/ Susan J. Orban

Susan J. Orban

Senior Paralegal

Enclosures